November 10, 2016

VIA EDGAR

Ms. Kathryn M. Hinke

Attorney-Adviser

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Withdrawal Request

Variable Separate Account (“Registrant”)

American General Life Insurance Company (“Depositor”)

Polaris Advisory Variable Annuity

Form N-4, File Nos. 333-213341 and 811-03859

SEC Accession No. 0001193125-16-693883

EDGAR Submission Type RW

Dear Ms. Hinke:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Variable Separate Account (“the Registrant”), a separate account of American General Life Insurance Company, hereby requests the withdrawal of Registrant’s initial registration statement (the “Registration Statement”) on Form N-4 for the Polaris Advisory Variable Annuity, SEC File Nos. 333-213341 and 811-03859, filed with the Securities and Exchange Commission on August 26, 2016.

The Registration Statement has not been declared effective. The Registrant has determined not to proceed with the registration and sale of the securities covered by the Registration Statement. No securities were sold in connection with the offering. Accordingly, we request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective upon filing.

Sincerely,

/s/ Helena Lee

Helena Lee

Assistant General Counsel